UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)          This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following press release was issued by ILOG S.A. on July 28, 2008:

Investor contacts:	Jérôme Arnaud, ILOG
+33 6 07 35 80 87
+1 408 991-7103
jarnaud@ilog.com

Andrew Jones
Gavin Anderson & Company
+44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 408 991-7109
speters@ilog.com

ILOG ANNOUNCES 2008 FOURTH QUARTER

AND FISCAL YEAR END RESULTS

PARIS, France and SUNNYVALE, Calif. – July 28, 2008 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced the results of its fiscal fourth quarter with revenues of $46.1 million, net income of $0.1 million and fully diluted U.S. GAAP earnings per share (EPS) of $0.00. This compares with revenues of $46.3 million, net income of $1.9 million, and EPS of $0.10 for the fourth quarter last year.

The Company also announced 2008 fiscal year revenues of $181.0 million, up 12% compared to $161.5 million in the prior fiscal year. Net income for the year was $0.5 million, compared to $4.9 million in fiscal 2007.  Fully diluted EPS for the 2008 fiscal year was $0.03 compared with $0.26 last year. The Company closed the fiscal year with a cash position of nearly $74 million.

“In the fourth quarter, we faced a challenging economic environment, notably in the financial sector, which remains a key source of revenues for ILOG. In spite of the successful efforts we have made in the past year to further diversify our customer base, due to this environment, companies either delayed or cancelled some business rule management systems (BRMS) projects,” said ILOG Chairman and CEO, Pierre Haren.  “However, we achieved a solid level of growth in our optimization product line, and our supply chain applications business continues to gain traction, especially outside of the U.S.”

“The weak dollar against the euro continued to negatively impact our profitability. In order to contain this effect, we started reducing headcount on a voluntary basis, finishing the year with 847 people, at the same level as in the same month last year. Headcount management has enabled us to deliver positive net income for the full fiscal year. We also improved gross profit in our consulting activities to over 20%, thanks to better utilization of our consultants,” added Haren.

Business Trends

BRMS license and maintenance revenues were down 13% compared with strong performance recorded in the last fiscal year’s fourth quarter. Despite uneven demand for BRMS products in the quarter as a result of the weak financial services sector, ILOG signed an application license agreement with a leading Wall Street investment house for a customer reporting/billing application. The Company was also able to leverage demand in other markets such as insurance, healthcare and transportation with several large deals, including a more than $1 million renewal with a world-leading shipping company for ILOG JRules® and ILOG Rules for .NET® for customer profile management and shipping management, among other applications.

Optimization product demand in Europe was strong, with more pickup in the UK. The optimization product suite (excluding supply chain applications business) achieved 13% growth year-over-year as organizations moved to optimize their resources in challenging economic times. A notable deal was a $1 million-plus enterprise license agreement from a leading computer chipmaker for ILOG CPLEX® and ILOG visualization products, which will be used for several applications including production planning.

The Company’s supply chain applications business grew 35% year-over-year with ILOG’s applications gaining traction in Europe and Asia. This was evidenced by deals with a leading computer storage maker in Singapore and NS Solutions Japan for ILOG Plant PowerOps® integrated production planning and scheduling solutions.  The ILOG LogicNet Plus XE® supply chain network design product was purchased by sugar producers in Germany and Austria and a German tobacco company.

Visualization revenues were stable year-over-year, reflecting ongoing demand for display technology for rich Internet applications. The visualization products also benefited from a large renewal with the leading Chinese telecom equipment maker, Huawei, for network management displays.

Proposed acquisition by IBM

ILOG today also announced it has signed an agreement regarding a proposed acquisition by IBM at €10 per ILOG share in cash. Please refer to a separate press release jointly issued by ILOG and IBM today.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 corporations and more than 465 leading software vendors rely on ILOG’s market-leading business rule management systems (BRMS), supply chain applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs about 850 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release that are not statements of historical fact, constitute “forward-looking statements” within the meaning of the United States securities laws, and involve risks and uncertainties.  For example, the statements in the “Business Outlook” section of this release, and in quotations from our management, are forward-looking statements.  Among the risk factors that could cause our actual results to differ materially from what we expect are: fluctuations in demand for our products and services; difficulties in matching our consultant resources with unpredictable demand for our consulting services; uncertain success of our investments in vertical products; intense competition and consolidation in our industry; the length and unpredictability of our sales cycle; the concentration of transactions in the final weeks of the quarter; the increasing number of higher risk fixed price consulting engagements; our dependence on certain major independent software vendors, changing market and technological requirements; our ability to provide professional services activities that satisfy customer expectations; the impact of currency fluctuations on our profitability; changes in tax laws or an adverse tax audit, errors in our software products; the loss of key personnel, logistical difficulties; cultural differences, product localization costs, import and tariff restrictions; adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; the impact of intellectual property infringement disputes; our heavy dependence on our proprietary technology; risks related to acquisitions and minority investments; the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its shares; changes in accounting principles that could affect our operating profits and reported results; and other matters not yet known to us or not currently considered material by us.  All written and oral forward-looking statements attributable to us, are qualified in their entirety by these cautionary statements and others contained in our filings with the U.S. Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Income Statements (unaudited)

In U.S. GAAP in thousands of U.S. dollars and thousands of shares, except per share data

(figures in italics are in thousands of euros and IFRS)

	Three Months Ended				Twelve Months Ended
	June 30	June 30	June 30	June 30	June 30	June 30	June 30	June 30
	2008	2007	2008	2007	2008	2007	2008	2007
Revenues:
License fees	$20,086	$21,985	€12,882	€16,339	$79,757	$74,970	€53,845	€57,100
Maintenance	13,858	12,305	8,873	9,127	53,024	44,435	36,070	33,995
Professional services	12,188	12,009	7,813	8,924	48,200	42,054	32,736	32,108
Total revenues	46,132	46,299	29,568	34,390	180,981	161,459	122,651	123,203

Cost of revenues:
License fees	481	580	308	386	1,436	1,489	971	1,128
Maintenance	1,468	1,128	939	609	5,464	5,024	3,697	3,840
Professional services	9,431	9,550	6,038	6,179	40,303	32,835	27,416	25,052
Total cost of revenues	11,380	11,258	7,285	7,174	47,203	39,348	32,084	30,020

Gross profit	34,752	35,041	22,283	27,216	133,778	122,111	90,567	93,183

Operating expenses:
Marketing and selling	18,749	17,976	11,989	11,688	72,969	64,117	49,318	48,813
Research and development	10,689	10,585	7,035	6,356	38,553	35,024	26,313	26,633
General and administrative	5,962	6,674	3,918	9,097	23,407	20,229	15,971	15,144
Total operating expenses	35,400	35,235	22,942	27,141	134,929	119,370	91,602	90,590

Income (loss) from operations	(648)	(194)	(659)	75	(1,151)	2,741	(1,035)	2,593
Net interest income and other	988	701	610	514	2,600	2,428	1,676	1,800
Income (loss) before taxation	340	507	(49)	589	1,449	5,169	641	4,393
Income taxes expense	319	(1,313)	110	(2,719)	865	23	479	(1,702)
Net income of fully consolidated subsidiaries	21	1,820	(159)	3,308	584	5,146	162	6,095
Equity (loss) in earnings of affiliates	58	114	38	85	(65)	(282)	(36)	(214)
Net income	$79	$1,934	€(121)	€3,393	$519	$4,864	€126	€5,881

Earnings per share
- Basic	$0.00	$0.11	€(0.01)	€0.18	$0.03	$0.27	€0.01	€0.32
- Diluted	$0.00	$0.10	€(0.01)	€0.18	$0.03	$0.26	€0.01	€0.32

Share and share equivalents used in per share calculations
- Basic	18,382	18,400	18,382	18,400	18,489	18,231	18,489	18,231
- Diluted	17,988	18,497	17,989	18,550	18,227	18,445	18,255	18,523

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

In thousands of U.S. dollars

 (figures in italics are in thousands of euros and IFRS)

	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Assets
Current assets:
Cash and cash equivalents	$73,810	$46,040	€47,114	€40,781
Short-term investments	16	8,616	—	—
Accounts receivable	38,946	42,161	24,706	31,219
Other receivables and prepaid expenses	13,078	12,873	7,446	8,656
Total current assets	125,850	109,690	79,266	80,656

Long-term assets:
Tangible and intangible assets - net	16,063	16,480	10,189	12,204
Other long-term assets	25,115	18,958	18,094	16,346
Total long-term assets	41,178	35,438	28,283	28,550

Total assets	$167,028	$145,128	€107,549	€109,206

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	$30,180	$28,465	€19,456	€21,266
Current portion of capital lease obligations	20	206	12	153
Deferred revenue	37,397	32,884	23,728	24,353
Total current liabilities	67,597	61,555	43,196	45,772

Long-term liabilities:
Long-term portion of capital lease obligations	—	17	—	12
Other long-term liabilities	4,756	2,536	3,017	1,690
Total long-term liabilities	4,756	2,553	3,017	1,702
Total liabilities	72,353	64,108	46,213	47,474

Shareholders’ equity:
Paid-in capital	103,249	98,962	53,243	50,635
Treasury stock	(10,664)	(8,511)	(8,414)	(6,912)
Accumulated deficit and other	2,090	(9,431)	16,507	18,009
Total Shareholders’ equity	94,675	81,020	61,336	61,732

Total liabilities and shareholders’ equity	$167,028	$145,128	€107,549	€109,206

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

In thousands of U.S. dollars

 (figures in italics are in thousands of euros and IFRS)

	Twelve Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Cash flows from operating activities:
Net Income	$519	$4,864	€126	€5,881
Depreciation and amortization	5,211	3,208	3,517	2,909
Share-based compensation	3,138	2,763	1,774	1,458
Deferred income taxes	78	(185)	(37)	(2,019)
Unrealized (gain) loss on derivative instruments	62	(47)	44	(31)
(Gain) loss of equity in affiliates	65	299	36	214
Change in working capital	8,209	(5,558)	6,524	(1,621)
Net cash provided (used) by operating activities	17,282	5,344	11,984	6,791

Cash flows from investing activities:
Acquisition of fixed assets and business	(4,329)	(25,123)	(2,920)	(21,282)
Loans	(1,029)	—	(700)	—
Sale (Purchase) of short term investments, net	8,738	(314)	—	—
Net cash (used in) provided by investing activities	3,380	(25,437)	(3,620)	(21,282)

Cash flows from financing activities:
Repayment of capital lease obligations	(224)	(366)	(152)	(279)
Cash proceeds from issuance of shares	1,149	3,890	834	2,983
Purchase of treasury stock	(2,154)	(1,621)	(1,503)	(1,245)
Net cash provided by financing activities	$(1,229)	$1,903	€(821)	€1,459

Impact of exchange rate changes on cash and cash equivalents	8,336	2,788	(1,210)	(656)
Net increase (decrease) in cash, cash equivalents	27,769	(15,402)	6,333	(13,688)
Cash and cash equivalents, beginning of period	46,041	61,442	40,781	54,469
Cash and cash equivalents, end of period	$73,810	$46,040	€47,114	€40,781

Discussion of Income Statement for the Quarter Ended June 30, 2008

Revenues and Gross Margin

Revenues in the quarter remained stable at $46.1 million, as compared to $46.3 million in the prior year quarter. Because of the stronger euro, at an average exchange rate of €1 = $1.56 compared to €1 = $1.35 in the same quarter last year, revenues expressed at prior-year constant currency rates decreased by 6%.

Revenues by region were as follows (in thousands):

	Three Months Ended
	June 30	June 30	Change
	2008	2007	As Reported	Constant $
North America	$22,136	$23,137	-4%	-4%
Europe	19,277	18,758	3%	-8%
Asia Pacific	4,719	4,404	7%	-5%
Total revenues	$46,132	$46,299	0%	-6%

Overall activity was lower than expected.  In particular, in BRMS, combined license and maintenance revenues were down 13% on weak business, particularly in Europe, across all sectors. Optimization license and maintenance revenues (including supply chain applications business) increased by 17%, while Visualization remained stable. Optimization revenues benefited from significantly higher activity derived from the LogicTools acquisition, as well as from sales of CPLEX.

Maintenance revenues grew 13% in the quarter compared to the same quarter last year. This increase is the ongoing result of ILOG’s growing installed base and a solid renewal rate of maintenance contracts.

Growth in professional services slowed down gradually during fiscal year 2008; in Q4, professional services revenues were roughly unchanged from the comparable prior year quarter. This slow down mainly reflects the drop in BRMS implementations. Related gross margin for the quarter recovered at 23%.

Reflecting the recovery in professional services gross margin, overall gross margin for the quarter was back at 75%, which is above the average observed in the previous quarters.

Operating Expenses

Operating expenses were at the same level as the same quarter last year. The strength of the euro against the dollar, affecting more than half of the Company’s expenses, which are denominated in euros, was offset by the lower level of incentives paid to the sales force, lower bad debt provisions (American Home Mortgage bankruptcy in the comparable quarter last year), and the French research tax credit recorded quarterly since the beginning of calendar 2008, whereas no research tax credit was recorded in the same quarter last year.

As of June 30, 2008, the Company had 847 employees, unchanged from the June 30, 2007 level following strict additional hiring controls implemented during the year.

Income Taxes

Income tax expense amounted to $0.3 million in the fourth quarter of fiscal year 2008 compared to a $1.3 million tax benefit in the comparable quarter of fiscal year 2007.  Income tax expense for the fourth quarter of fiscal year 2008 relates to taxes due in countries where there is no tax loss carry-forward.  In the fourth quarter of last year, the Company had recorded a  $1.5 million deferred tax credit representing part of the net tax operating losses carried forward in France, which the Company considered that it was more likely than not going to use in subsequent years.

Discussion of Income Statement for the Year Ended June 30, 2008

Revenues and Gross Margin

Revenues for the year increased to $181.0 million, up from $161.5 million, or by 12%, compared to the same period in the previous year. At constant exchange rates, revenues increased by 6%.

Revenues by region were as follows (in thousands):

	Year Ended
	June 30	June 30	Change
	2008	2007	As Reported	Constant $
North America	$82,422	$76,437	8%	8%
Europe	80,988	68,651	18%	7%
Asia Pacific	17,571	16,371	7%	-2%
Total revenues	$180,981	$161,459	12%	6%

Combined license and maintenance revenues increased by 11% during the 2008 fiscal year compared to 2007. The BRMS and Visualization product lines grew by 1% and 4%, respectively, during the period, largely due to the dip in the mortgage business in the U.S. Revenues from the Optimization product line increased by 30% following the acquisition of LogicTools during the last quarter of the previous fiscal year and healthy demand for the CPLEX product line. For the 2008 fiscal year, the BRMS, Optimization and Visualization product lines represented 43%, 38% and 19%, respectively, of the combined license and maintenance revenues, as compared to 47%, 33% and 20% in the prior year.

Growth in professional services slowed down to 15% in the year, as compared to growth of about 45% in the prior year, reflecting the overall low utilization of our consultants during the fiscal year because of the weakness of the US banking sector.  For fiscal year

2008, gross margin from professional services dropped to 16%, as compared to 22% in the prior year.

Reflecting the lower gross margin in professional services, overall gross margin for the year amounted to 74%, down from 76% in the 2007 fiscal year.

Operating Expenses

The 13% increase in operating expenses over the prior year is partly due to the addition of LogicTools employees and to salary increases, but mainly to the stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros. These increases in expenses were partly offset by the French research tax credit as a result of a new tax law in France applicable in calendar 2008. The portion of the tax credit calculated as a percentage of the costs related to eligible research projects increased significantly and is more predictable. ILOG therefore now accrues for this portion of the French research tax credit on a quarterly basis since the beginning of calendar 2008.

Income Taxes

Income tax expense amounted to $0.9 million in fiscal year 2008 compared to zero in fiscal year 2007. Income tax expense for the fiscal year 2008 relates to taxes due in countries where there is no tax loss carry-forward.  In fiscal year 2007, a deferred tax benefit of $1.5 million, representing part of the net tax operating losses carried forward in France, which the Company considered that it was more likely than not going to use in subsequent years, was offset by tax expenses in countries where there is no tax loss carry-forward.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totaled $73.8 million at June 30, 2008, up from $54.7 million on June 30, 2007. Collection of accounts receivable improved to reach 73 days sales outstanding at the end of the fiscal year compared to 78 days at the end of fiscal year 2007. In addition, the increase in deferred revenue also resulted in a $2.0 million improvement in cash position. Excluding short-term investments, net cash used for investing activities during the year amounted to $4.3 million, for the purchase of IT equipment and cash advances to one of ILOG’s equity investments, Prima Solutions. Cash used for financing activities netted $1.2 million mainly as a result of purchase of treasury stocks in the amount of $2.2 million offset by proceeds from issuance of shares under exercise of stock options in the amount of $1.1 million.

As of June 30, 2008, shareholders’ equity was $94.7 million, an increase of $13.7 million from $81.0 million at June 30, 2007, mainly as a result of the impact of the stronger euro on currency translation adjustments, the grant of additional stock-based incentives and the exercise of stock options and warrants.  On June 30, 2008, ILOG had 19,208,848 shares issued and outstanding, compared to 19,062,464 at June 30, 2007, due to the exercise of 146,384 stock options and warrants.

Accounting Principles

ILOG’s financial statements in U.S. dollars are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).  Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (IFRS). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Following the rule issued by the SEC on December 21, 2007, ILOG will no longer prepare audited U.S. GAAP financial statements in U.S. dollars, but will rather prepare audited IFRS financial statements in euros for the year ended June 30, 2008 without audited reconciliation to U.S. GAAP.  As a consequence, ILOG will gradually transition its financial reporting from U.S. GAAP and U.S. dollar to IFRS and euros.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG, ILOG CPLEX, CPLEX, ILOG JRules, ILOG Rules for .Net, ILOG LogicNet Plus XE and ILOG Plant PowerOps are registered trademarks of ILOG. All other trademarks are the property of their respective owners

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.